COMPANY PRESS RELEASE
SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS FIRST QUARTER RESULTS

MIGDAL HA'EMEK, Israel, June 1 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports first quarter revenues and earnings.
Revenues for the first quarter were $1,983,000, compared to $2,269,000 in the first quarter a year ago.
Net income for the first quarter of 2003 was $67,000, or $0.02 per share, compared to $34,000, or $0.01 per share in the first quarter a year ago.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:        ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

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2003, Q1 CONSOLIDATED STATEMENT OF OPERATIONS                   THREE MONTHS ENDED      YEAR ENDED
                                                                     MARCH 31,          DECEMBER 31,
                                                               2003          2002         2002
                                                               ----          ----         ----
                                                                         CONSOLIDATED
                                                                  -------------------------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                                  -------------------------
Revenues                                                      1,983         2,269         7,907
Cost of revenues                                                973         1,033         3,579
Write off - Inventory                                             -             -           466
                                                              -----         -----         -----
GROSS PROFIT                                                  1,010         1,236         3,862
                                                              -----         -----         -----
RESEARCH AND DEVELOPMENT COSTS
Costs incurred                                                  339           566         1,664
Less-grants received                                           (129)         (111)         (459)
                                                              -----         -----         -----
NET RESEARCH AND DEVELOPMENT COSTS                              210           455         1,205

Selling, general and administrative expenses, net               647           740         3,011
                                                              -----         -----         -----
TOTAL OPERATING COSTS                                           857         1,195         4,216
                                                              -----         -----         -----

OPERATING INCOME                                                153            41          (354)

Financing  expenses, net                                        (36)          (71)         (154)
Other income (expenses), net                                      -            (2)            4
                                                              -----         -----         -----
INCOME BEFORE TAXES ON INCOME                                   117           (32)         (504)

Taxes on income, net                                             50            66           303
                                                              -----         -----         -----
NET INCOME                                                       67            34          (201)
                                                              =====         =====         =====
Earnings per Ordinary Share, BASIC - in U.S. Dollars           0.02          0.01         (0.07)
                                                              =====         =====         =====
Weighted average number of Ordinary Shares outstanding
BASIC - in thousands                                          2,795         2,872         2,795
                                                              =====         =====         =====
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2003, Q1 CONSOLIDATED BALANCE SHEET                                MARCH 31,            DECEMBER 31,
                                                              2003           2002           2002
                                                              ----           ----           ----
                                                                         CONSOLIDATED
                                                                   -------------------------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                                   -------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     1,152          1,044          1,548
Short-term bank deposits                                      1,021          1,005          1,096
Accounts receivable:
Trade                                                         1,917          1,614          1,439
Other                                                           645            977            437
Inventories                                                   2,248          3,134          2,276
                                                             ------         ------         ------
TOTAL CURRENT ASSETS                                          6,983          7,774          6,796
                                                             ------         ------         ------
LONG-TERM ASSETS
Deferred income taxes                                           256            148            279
Investment in Held Company                                    1,218          1,218          1,218
Long-term balances                                               24             36             23
                                                             ------         ------         ------
                                                              1,498          1,402          1,520
                                                             ------         ------         ------
PROPERTY AND EQUIPMENT
Cost                                                          3,354          3,426          3,347
Less - accumulated depreciation                              (1,890)        (1,546)        (1,782)
                                                             ------         ------         ------
                                                              1,464          1,880          1,565
                                                             ------         ------         ------
OTHER ASSETS
Non-compete agreements                                            -             63              -
                                                             ------         ------         ------
                                                              9,945         11,119          9,881
                                                             ======         ======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                         1,263          1,122          1,266
Accounts payable and accruals:
Trade                                                           923            711            612
Other                                                           798            929            761
                                                             ------         ------         ------
TOTAL CURRENT LIABILITIES                                     2,984          2,762          2,639
                                                             ------         ------         ------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                    1,035          2,147          1,348
Accrued severance pay, net                                      224            340            259
                                                             ------         ------         ------
TOTAL LONG-TERM LIABILITIES                                   1,259          2,487          1,607
                                                             ------         ------         ------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 March 31, 2003 and 2002 - 2,795,201
 Dec 31, 2002 - 2,795,201)                                        9              9              9
Treasury stock (March 31,2003 and 2002- 24,801
Dec 31, 2002- 24,801)                                          (346)          (346)          (346)
Proceeds from issuance of stock options                           1              1              1
Share premium                                                 5,530          5,530          5,530
Capital reserve                                                  28             28             28
Retained earnings                                               480            648            413
                                                             ------         ------         ------
                                                              5,702          5,870          5,635
                                                             ------         ------         ------
                                                              9,945         11,119          9,881
                                                             ======         ======         ======
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